Exhibit 12.1
PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Twelve Months Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations	$223,163	$246,590	$225,384	$236,563	$327,367
Income taxes	126,892	136,142	102,202	152,145	213,535
Fixed charges	214,430	214,803	225,041	219,178	211,958

Total earnings	$564,485	$597,535	$552,627	$607,886	$752,860

Fixed Charges:
Interest expense	$185,087	$183,527	$193,973	$187,039	$175,822
Estimated interest portion of annual rents	29,343	31,276	31,068	32,139	36,136

Total fixed charges	$214,430	$214,803	$225,041	$219,178	$211,958

Ratio of Earnings to Fixed Charges (rounded down)	2.63	2.78	2.45	2.77	3.55